

June 18, 2010

Via U.S. Mail and Facsimile

John P. Barnes
Interim President and Chief Executive Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, CT 06604

> **Re: People's United Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 001-33326**

Dear Mr. Barnes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. In future filings please provide the disclosure related to problem loans pursuant to Item III.C.2 of Guide III.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, pages 60-65

2. We note your disclosure regarding troubled debt restructurings ("TDRs"). Please tell us if you perform any loan modifications not considered TDRs. Please describe the types of modifications performed and explain your rationale for not classifying them as TDRs. In this regard, specifically tell us whether you have performed any loan modifications that you consider to be short term in nature and therefore concluded that TDR classification was not required.

3. In this regard, please tell us and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

4. Regarding the Company's use and consideration of interest reserves on construction project financing, please tell us and revise your future filings to disclose the following with respect to the establishment of such reserves, if applicable:

- Disclose the amount of such loans and the accompanying interest reserves as of each period;

- Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;

- Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;

- Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and

- Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Item 11. Executive Compensation

Annual Compensation-Setting Process—Other Named Executive Officers, page 28 of Definitive Proxy Statement on Schedule 14A

5. We note that IndyMac Bancorp Inc., which was seized by federal regulators in 2008, is included in the peer group used as a comparison reference for the 2009 compensation packages for the other named executive officers. Please tell us whether IndyMac was, in fact, a component of the peer group. If it was not, please provide us with the list of companies actually included in the peer group and revise future filings accordingly.

John P. Barnes
People's United Financial, Inc.
June 18, 2010
Page 4

Establishing Performance Targets, page 30 of Definitive Proxy Statement on
Schedule 14A

6. With respect to the short-term incentive plan, we note that the Compensation,
Nominating and Governance Committee specified a performance target based
on EPS from continuing operations. We also note that individual key
performance measures were established. Please provide us with proposed
revised disclosure, using 2009 compensation information, in which you
disclose all targets based on corporate performance and confirm that you will
revise future filings accordingly. To the extent you believe that disclosure of
these targets is not material or not required because it would result in
competitive harm such that the targets could be excluded under Instruction 4
to Item 402(b) of Regulation S-K, please provide a detailed supplemental
analysis supporting your conclusion. Refer to Item 402(b)(2)(v) and
Instruction 4 to Item 402(b) of Regulation S-K.

Compensation Policies and Practices in Relation to Risk Management, page 32 of
Definitive Proxy Statement on Schedule 14A

7. We note your disclosure in response to Item 402(s) of Regulation S-K, in
particular, that your compensation policies and practices are not reasonably
likely to have a material adverse effect on the company. Please describe to us
the process you undertook to reach that conclusion.

Summary Compensation Table, page 33 of Definitive Proxy Statement on Schedule
14A

8. We note the disclosure on page 34 regarding the amounts paid as long-term
incentive bonuses for the 2007-2009 performance cycle. Please provide us
with the performance targets utilized in determining the 2007-2009
performance cycle payout amounts under the long-term incentive plan.
Revise future filings accordingly.

Item 15. Exhibits and Financial Statement Schedules, page 80

9. We note that People's United Financial has exclusive branching rights in
Stop & Shop supermarkets in the state of Connecticut, in the form of a license
agreement between The Stop & Shop Supermarket Company and People's

United Financial. Please tell us why you have not filed this license agreement as an exhibit to the Form 10-K.

Signatures, page 85

10. Please confirm that the principal executive officer, principal financial officer and controller or principal accounting officer signed the Form 10-K, and revise the signature page in future filings to identify the individuals who hold these positions. Refer to General Instruction D(2)(a) of Form 10-K.

Notes to Consolidated Financial Statements

Note 6 – Loans, page F-24

11. We note your recorded investment in TDRs totaled $3.6 million at December 31, 2009 and the allowance for loan impairment and interest income recognized on these loans was insignificant during the year. Please provide an update concerning TDRs as of the most recent interim periods.

Note 20 – Fair Value Measurements, page F-50

12. Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Financial Statements

Note 4. Loans, pages 14-15

13. Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Provision and Allowance for Loan Losses, page 65

14. We note from the table on page 65 detailing the provision and allowance for loan losses ("ALLL") that the provision for loan losses and net charge-offs were equal for the three months ended March 31, 2010 and December 31, 2009. Please tell us and disclose in future filings as necessary:

- Please revise to disclose your charge-off policies for each type of loan. To the extent applicable, discuss how you determine a loss event has occurred which warrants a charge-off;

- Please revise to discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve, if applicable; and

- To the extent you have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been recognized; please clarify how you measured impairment on these loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

John P. Barnes
People's United Financial, Inc.
June 18, 2010
Page 7

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief